November 5, 2024

Timothy Fitzsimmons
Chief Financial Officer
CompoSecure, Inc.
309 Pierce St.
Somerset, NJ 08873

        Re: CompoSecure, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            File No. 001-39687
Dear Timothy Fitzsimmons:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Business
Key Products
Arculus Business Solutions, page 10

1. Notwithstanding your October 13, 2022 response to comment 2 in our September 22,
       2022 comment letter on your 2021 Form 10-K, please tell us more about whether you have a crypto asset custody obligation to your Arculus customers. Specifically, in your October 13, 2022 response, you provided excerpts of your contracts with customers that specifically indicated that you were not responsible for a customer's loss of crypto assets resulting from theft, loss, or mishandling of encrypted private keys or recovery phrase outside your control. Please tell us what losses are within your control for which you are, or may be, responsible. In your response:
           Specifically tell us whether you are responsible for the loss of crypto assets related to software malfunction that does not permit customers to access their private keys or recreate their private keys from their recovery phrases.
           Clarify for us whether your software or your customers create the recovery
 November 5, 2024
Page 2

           phrases.
             Tell us what algorithm your software uses in creating recovery phrases.
             Tell us whether the private keys could be recreated using the algorithm identified in the preceding bullet without specifically using your smartphone app.
             Tell us whether your customers can transfer their private keys to a different wallet provider if they lose access to your product.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Use of Non-GAAP Financial Measures, page 56

2. We note your income tax expense adjustment to derive the "adjusted net income before adjustments" subtotal in deriving "adjusted net income" and related per share amounts. Please address the following:
           Revise your introductory paragraph to explain the rationale behind your presentation of adjusted net income and related per share amounts. In this regard, confirm for us if true, that you include a full tax provision in adjusted net income and include your Class B common stock in calculating the per share amounts to remove the impact of your historical Up-C structure.
           As your "income tax expense" adjustment line item is isolated from your other non-GAAP adjustments by the "adjusted net income before adjustments" subtotal, it is unclear whether it includes only the tax impact on GAAP income before income taxes if you had no noncontrolling interests associated with your Up-C structure or whether it also includes the tax impact of your other non-GAAP adjustments in deriving adjusted net income. Revise footnote (1) to clarify and, if appropriate, consider revising your presentation to group the income tax adjustment with the other adjustments and remove the intervening subtotal.
3.     Please tell us why you do not include:
           The change in fair value of the derivative liability associated with your convertible notes redemption make-whole provision as a non-GAAP adjustment in deriving adjusted net income when you include it as an adjustment in deriving adjusted EBITDA; nor
           The effect of the Exchangeable Notes on the shares outstanding in your diluted adjusted net income per share.
Notes to Consolidated Financial Statements
Note 4: Revenue Recognition, page 85

4. Please tell us the amount of revenues recorded related to your Arculus ecosystem for each of the years ended December 31, 2023 and 2022 as well as for the six months ended June 30, 2024. In your response, separately tell us the amount of revenue for each period associated with product sales as well as for transaction processing and subscription fees as referenced in your October 13, 2022 response to comment 4 in our September 22, 2022 comment letter on your 2021 Form 10-K.
 November 5, 2024
Page 3
Note 7: Debt
Exchangeable Senior Notes, page 86

5. Regarding the sentence immediately after anti-dilution adjustment "e" on page 87, please address the following, with reference to section 14.05(e) of the Exchangeable
       Notes Indenture provided as Exhibit 10.7 to your Form 8-K filed on December 29,
       2021:
           Revise your disclosure to clarify that the sentence relates only to the provisions in adjustment "e" and not all five potential adjustments.
           Revise the sentence to be consistent with that in section 14.05(e) of the Indenture in that it currently implies that a downward adjustment will only be made when a tender or exchange offer is announced and not consummated, which is inconsistent with the last sentence in section 14.05(e).
Note 10: Equity Compensation
Earnout Conisderation, page 97

6. We note that your earnout consideration grants certain equity holders of Holdings the contingent right to receive additional shares of your Class A common stock or additional equity units in Holdings and a corresponding number of shares of your
       Class B common stock. We also note from your disclosure in your August 7, 2024,
       August 9, 2024 and September 17, 2024 Forms 8-K that the private transactions with
       Resolute resulted in the elimination of your dual-class structure, but we note no discussion in those filings or related exhibits that discuss the impact of those transactions on your earnout obligation. Please tell us whether and, if so, how your earnout obligation changed as a result of the Resolute transactions closing on
       September 17, 2024. Explain whether the contingent obligation is now payable only in
       Class A common stock or whether it no longer exists.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mark Brunhofer at 202-551-3638 or Jason Niethamer at 202-551-3855
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets